123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

February 17, 2016

United States Securities and Exchange Commission

Attn: Yong Kim, Staff Accountant

Division of Corporation Finance

Washington, D.C. 20549

RE:	AutoZone, Inc.

Form 10-K for Fiscal Year Ended August 29, 2015

Filed October 26, 2015

File No. 1-10714

Dear Ms. Kim:

I am in receipt of the letter dated February 4, 2016 (the “Comment Letter”) of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission concerning AutoZone, Inc.’s (the “Company”) Form 10-K for the fiscal year ended August 29, 2015 that was filed on October 26, 2015, under the Securities and Exchange Act of 1934, as amended.

Per your telephone conversation with our counsel, Laura Brothers of Bass, Berry & Sims, PLC, on February 16, 2016, I am writing to confirm that the Company will file its response to the Comment Letter no later than March 4, 2016. Should you have any questions regarding this matter please do not hesitate to contact me at (901) 495-7024.

Sincerely,

By:	/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer and Executive Vice President Finance, Information Technology and ALLDATA